Exhibit 99.1

Molecular Data announces additional disclosures for half year 2020 results

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	For the years ended December 31,	As of June 30, 2020
	2019	2020
	(RMB’000)	(RMB’000) unaudited	(USD’000)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(193,548)	(104,936)	(14,853)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation of property and equipment	1,509	139	20
Amortization of intangible assets	1,541	526	75
Non-cash lease expense of right-of-use asset	4,881	—	—
Allowance for doubtful accounts	34,618	(795)	(113)
Share-based compensation expense	38,992	19,648	2,795
Deferred income taxes (benefit) expense	—	(6,726)	(957)
Changes in operating assets and liabilities:
Accounts receivable	(158,547)	75,215	10,700
Inventories	2,905	1,441	205
Long-term deferred cost	—	(21,401)	(3,044)
Prepayments and other current assets	51,415	(9,807)	(1,395)
Amounts due from related parties	—	(23,100)	(3,286)
Amounts due to related parties	(114,759)	(46,760)	(6,652)
Accounts payable	206,208	14,062	2,000
Deferred revenue	(46,286)	16,259	2,313
Accrued expenses and other liabilities	79,774	171	24
Deferred government grants	(30)	—	—
Income taxes payable	387	(387)	(55)
Right-of-use asset	—	1,739	247
Lease liabilities	(4,881)	—	—
Net cash used in operating activities	(95,821)	(84,712)	(11,976)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(853)	(52)	(7)
Purchases of intangible assets	(967)	—	—
Net cash used in investing activities	(1,820)	(52)	(7)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans from related parties	88,881	—	—
Repayment of loans to related parties	(794)	—	—
Proceeds from other borrowings	102,883	—	—
Repayment of other borrowings	(41,571)	—	—

Proceeds from short-term bank borrowings	—	16,124	2,294
Deemed contribution to shareholders	—	72,961	10,379
Net cash generated from financing activities	149,399	89,085	12,673
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(561)	6,419	788
Net increase in cash, cash equivalents and restricted cash	51,197	10,740	1,478
Cash, cash equivalents and restricted cash at beginning of the period	6,477	57,674	8,205
Cash, cash equivalents and restricted cash at end of the period	57,674	68,414	9,683

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	No. of Shares	Ordinary Shares	Preference Shares	Additional paid-in capital	Other comprehensive income/(loss)	Accumulated deficit	Total shareholder’s equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2020	310,627,024	98		537,618	(316)	(753,897)	(216,497)

Consolidated net (loss) profit						(104,936)	(104,936)
Initial public offerring	35,005,761	12		437,260			437,272
Capitalized initial public offerring expenses				(86,445)			(86,445)
Foreign exchange Difference					6,420		6,420
Share based compensation				14,606			14,606
Debt-to-equity	1,105,548		1	13,749			13,750
Restricted shares units vested				5,042			5,042

Balance as of June 30, 2020	346,738,333	110	1	921,830	6,104	(858,833)	69,212
Balance as of June 30, 2020 in US$	—	16	—	130,477	863	(121,560)	9,796

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1.           Summary of Significant Accounting Policies

(a)      Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). The management believes the Company has the ability to fulfill its financial obligations and will continue as a going concern As a result, it is appropriate for the consolidated financial statements to be prepared on a going concern basis.

(b)      Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the subsidiary of the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries, the VIEs and subsidiary of the VIE have been eliminated upon consolidation.

(c)       Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, estimating variable consideration, the useful lives of long- lived assets and intangible assets, determining the provision for accounts receivable and prepayments, determining the provision for inventories, impairment assessment for long-term investment and long-lived assets, accounting for share-based compensation, valuation allowance for deferred tax assets, measurement of right-of-use assets and lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

(d)      Foreign currency

The functional currency of the Company and its Hong Kong subsidiary is the United States dollars (“US$”). The Company’s PRC subsidiaries, the VIEs and the subsidiary of the VIE determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of functional currency is based on the criteria of ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses the RMB as its reporting currency.

The financial statements of the Company and its Hong Kong subsidiary are translated from the functional currency to the reporting currency, RMB. Monetary assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expense items are translated at the average exchange rate prevailing during the fiscal year. Translation gains and losses are accumulated in other comprehensive loss, as a component of shareholders’ deficit in the consolidated financial statements.

Transactions denominated in other than the functional currencies are remeasured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date. The foreign exchange differences are recorded in the consolidated statements of comprehensive loss.

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the rate in effect as of June 30, 2020 published by the Federal Reserve Board.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.           Summary of Significant Accounting Policies (Continued)

(a)      Convenience translation

Amounts in US$ are presented for the convenience of the readers and are translated at the noon buying rate of US$1.00 to RMB6.9618 on June30, 2020 as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate.

(b)      Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents.

(c)       Restricted cash

Restricted cash mainly represents cash held in escrow as security for financial service and related party’s credit facilities.

The Company adopted ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, effective January 1, 2017 retrospectively and presented restricted cash within the ending cash, cash equivalents, and restricted cash balance on the Company’s consolidated statements of cash flows for the periods presented.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.           Summary of Significant Accounting Policies (Continued)

(a)      Accounts receivable and allowance for doubtful debt

Accounts receivable are carried at net realizable value. An allowance for doubtful debt is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off when it is deemed uncollectible.

(b)      Promissory Note

In January 2020, the Company purchased a US$58.4 million note issued by a third party, L. R. Capital Property Investment Limited. In June 2020, the note was fully redeemed. On June 15, 2020, the Company purchased a US$ 51.5 million senior unsecured note (the “Note”) issued by a third party, Strategic Global Investments. The Note matures on June 15, 2023 and bears interest at 6.25% per annum, on an annual and non-compounded basis, payable in full at maturity date. The Company may request the issuer to redeem at any time after the issuance of the Note by giving 14 days prior written notice.

(d)      Prepayments and other current assets

Prepayments and othter current assets mainly represent deposits with suppliers. Prepayments and other current assets  decreased by 27% from RMB 216.9million ended December 31,2019 to RMB 157.9 million ended June 30,2020.

(e)       Inventories

Inventories of the Company are chemical products. Inventories are stated at the lower of cost or net realizable value. Costs of inventory are determined using the weighted average method. Adjustments to reduce the cost of inventories are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value.

(f)         Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful life

Office equipment	1~3 years
Leasehold improvements	5 years

Repair and maintenance costs are charged to expenses as incurred.

(g)      Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method. The amortization method reflects the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.           Summary of Significant Accounting Policies (Continued)

Intangible assets have estimated economic lives from the date of purchase as follows:

Category	Estimated economic life

Purchased software	3 year

The Company does not have any indefinite-lived intangible assets.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.           Summary of Significant Accounting Policies (Continued)

(a)      Long-term investment

The Company’s long-term investment represents an equity method investment. Investments in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of comprehensive loss. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

(b) Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.           Summary of Significant Accounting Policies (Continued)

(a)      Fair value measurements of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes receivable, unbilled receivables, amounts due from related parties, other receivables, accounts payable, other payables, amounts due to related parties, and short-term borrowings. Other than the non-current amounts due to related parties, the carrying values of these financial instruments approximate to their fair values due to their short-term maturities, which are categorized in level 1.

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

·     Level 1 —Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.

·     Level 2 —Include other inputs that are directly or indirectly observable in the marketplace.

·     Level 3 —Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities:

(1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2018 and 2019. The fair values of the Company’s non-current amounts due to related parties for disclosure purpose were RMB165,822 and RMB30,488 (US$4,379) as of December 31, 2018 and 2019, respectively, determined based on the discounted cash flow model using the market interest rates, which are level 2 significant other observable inputs.

(b)      Revenue recognition

Effective January 1, 2017, the Company elected to early adopt the requirements of Accounting Standards Update (ASU) 2014-09, Revenue from contracts with Customers (“ASC 606”) using the full retrospective method. The Company’s revenues are primarily derived from sales of chemical products through direct sales model, provision of matching service through marketplace model, provision of online membership services and provision of financial service. Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services under ASC 606.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.           Summary of Significant Accounting Policies (Continued)

(a)      Revenue recognition (continued)

Chemical trading — direct sales model

The Company sells chemical products to customers through an online platform or sales representatives. Sales contracts are entered into with each individual customer. The Company is the principal under the chemical direct sales model as the Company controls the chemical products with the ability to direct the use of, and obtain substantially all the remaining benefits from the chemical products before they are sold to its customers. The Company has a single performance obligation to sell chemical products to the buyers. The Company estimates the amount of variable consideration including sales return using the expected value method and includes variable consideration in the transaction price to the extent that it is probable that a significant reversal will not occur. Revenue for chemical trading under direct sales model is recognized at a point in time when the single performance obligation is satisfied when the chemical products are delivered to the customer.

Chemical trading — marketplace model

The Company matches product suppliers and platform buyers through its vendor-supplier matching recommendation system. The Company charges a commission fee to either the buyer or seller, depending on which party requests the matching services based on the commission agreements signed. The Company has a single performance obligation to provide the matching service. As the Company is a service provider and does not control the goods prior to transfer to the end customer, the Company recognizes commission fee as an agent on a net basis. The Company considers both the buyer and end customer to be its customers in the transaction. The Company estimates the amount of variable consideration including payment contingent on product delivery to platform buyer using the most likely amount method and includes in the transaction price to the extent that it is probable that a significant reversal will not occur. Revenue for chemical trading under marketplace model is recognized at a point in time when the performance obligation is satisfied upon the completion of the matching service.

Online membership service

The Company provides access to the users who subscribed for its online membership service to upload their product information on its online platform for promotion purpose and to attend the online trainings and marketing activities organized by the Company during the membership period. The Company typically charges a fixed fee over the membership period. The Company has a single performance obligation to stand ready to perform the membership services during the membership period. As the users simultaneously receive and consume the benefits provided by the Company’s performance as the Company performs, revenue for online membership service is recognized ratably over the contract period.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.           Summary of Significant Accounting Policies (Continued)

(a)      Revenue recognition (continued)

Prior to July 2019, for certain transactions under the direct sales model and marketplace model, the Company provides guarantee on the customers’ loan repayments to certain financial institutions. The guarantees are within the scope of ASC 460, Guarantees, which is accounted for at fair value at inception. The Company first allocates the fair value of the guarantee obligation from the total transaction price and allocates the remaining transaction price to the performance obligation under ASC 606. Subsequently, the Company amortizes the guarantee obligation into revenue outside the scope of ASC 606 as the Company is released from risk under the guarantee. The Company subsequently accounts for the contingent loss arising from the arrangement in accordance with ASC 450, Contingencies.

Financial service

Starting from July 2019, the Company enters into financial service contracts with its suppliers, customers, and financing providers, including banks and non-bank financial institutions, to facilitate lending arrangements between the financing providers and the customers and suppliers who use the Company’s online platforms. In addition to the loan facilitation service, the Company provides a guarantee to the financing providers on the loan repayments. The guarantees are within the scope of ASC 460, Guarantees. The Company typically charges its customers and suppliers a fixed fee based on a percentage of the loan amount for the facilitation service and the guarantee. The Company first allocates the transaction price to the guarantee obligation at fair value and allocates the remaining transaction price to the facilitation service under ASC 606. The Company recognizes revenue generated from the facilitation service when the Company successfully matches the customers or suppliers with the financing providers. The Company amortizes the guarantee obligation into revenue outside the scope of ASC 606 as the Company is released from risk under the guarantee. The Company subsequently accounts for the contingent loss arising from the guarantee arrangement in accordance with ASC 450, Contingencies.

When the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, and the right to consideration is conditioned only on the passage of time, the Company recognizes an unbilled receivable on the consolidated balance sheets.

Contract assets, which arise when revenue is recognized prior to invoicing and the right to the amount due from customers is conditioned on something other than the passage of time, such as the completion of a related performance obligation..

When a customer pays consideration before the Company transfers goods or services, the Company records its obligation as a contract liability, which is classified as deferred revenue.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.           Summary of Significant Accounting Policies (Continued)

(a)      Cost of revenues

Cost of revenue consists primarily of cost of chemical products sold.

(b)      Research and development expenses

Research and development expenses consist primarily of personnel-related expenses and rental expenses incurred for the development of, enhancement to, and maintenance of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. The amount of costs qualifying for capitalization has been immaterial during the periods presented, and as a result, all development costs were expensed as incurred.

(c)       Leases

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company do not assume renewals in our determination of the lease term unless the renewals are reasonably certain to be exercised at lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company adopted ASU No. 2016-02, Leases (Topic 842), (“ASU 842”) from January 1, 2019 using the modified retrospective method and chose to apply the new standard as of the effective date and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (i) whether any expired or existing contracts as of the adoption date are or contain a lease,

(i)                        lease classification for any expired or existing leases as of the adoption date and (iii) initial direct costs for any existing leases as of the adoption date. The Company also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at the inception. For operating leases, the Company recognizes a right-of-use asset (“ROU asset”) and a lease liability based on the present value of the lease payments over the lease term in the consolidated balance sheets at the lease commencement date. For finance leases, assets are included in property and equipment in the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.           Summary of Significant Accounting Policies (Continued)

(a)      Government grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grants are determined solely at the discretion of the relevant government authorities. The government grants of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

(a)                   Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 Accounting for Income Taxes (“ASC 740”), to account for uncertainty in income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than- not that some portions, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company evaluates its uncertain tax positions using the provisions of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

MKD HK is incorporated in Hong Kong and is subject to Hong Kong profits tax rate of 16.5% on its activities conducted in Hong Kong. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008, except for the following entities eligible for preferential tax rates.

In October 2016, Shanghai MOLBASE qualified as High and New Technology Enterprise (“HNTE”) and was eligible for 15% preferential tax rate effective for three consecutive years. Shanghai MOLBASE reapplied for HNTE certificate in 2019 and the approval was obtained on January 10, 2020 with a retroactive effect from 2019 to 2021.

The Company’s loss before income tax consisted of:

	For the years ended December 31,	As of June 30, 2020
	2019	2020
	RMB	RMB	US$

Non-PRC	(49,214)	(29,979)	(4,243)
PRC	(143,869)	(73,968)	(10,470)

	(193,083)	(103,947)	(14,713)

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive loss were as follows:

	For the years ended December 31,	As of June 30, 2020
	2019	2020
	RMB	RMB	US$

Current	465	990	140
Deferred	—	—	—

Income tax expenses	465	990	140

(b)                   Share-Based Compensation

The Company applies ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Company’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards with only service conditions, the Company has elected to recognize compensation expense using the accelerated method for the awards that have a graded vesting schedule. The Company adopted Accounting Standard Update (“ASU”) ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting and elected to account for forfeitures as they occur.

The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binominal option pricing model was applied in determining the estimated fair value of the options granted to employees.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

(a)                   Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes only net loss and is presented in the consolidated statements of comprehensive loss.

(b)                  Loss per share

In accordance with ASC 260, Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(c)                    Segment reporting

The Company’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole. In accordance with ASC 280, Segment Reporting, the Company has only one reportable segment. As the Company generates substantially all its revenues in the PRC and all of the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

(aa)            Value added taxes (“VAT”), business related tax and surcharges

The Company is subject to VAT at the rate of 17%, 16%, 13%, 6%, 5% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, and related surcharges on revenue generated from providing services.

The Company is also subject to certain government surcharges on the VAT payable in the PRC, which is recorded as cost of revenues.

(bb)            Deferred initial public offering (“IPO”) costs

Direct and incremental costs incurred by the Company attributable to its proposed IPO of ordinary shares in the U.S. is deferred and recorded as deferred IPO costs in the consolidated balance sheets and will be charged against the gross proceeds received from such offering.

(cc)              Commitments and contingencies

The Company records liabilities for contingencies when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

(dd)            Comparatives

Certain items reported in the prior year’s consolidated financial statements have been reclassified to conform with the current year’s presentation.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

(aa)            Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company does not currently anticipate the adoption of this ASU to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Company does not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

3.                        Concentration of Risks

(a)                  Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company places its cash and cash equivalents and restricted cash with reputable financial institutions with high-credit ratings. There has been no recent history of default in relation to these financial institutions. The Company continues to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

(b)                  Concentration of suppliers and customers

The success of the Company’s business going forward will rely in part on the Company’s ability to continue to obtain and expand business from existing suppliers and customers while also attracting new suppliers and customers. No supplier accounted for 15% or more of the Company’s total costs for the years ended December 31, 2017, 2018 and 2019. No customer accounted for 15% or more of the Company’s revenues for the years ended December 31, 2017, 2018 and 2019.

(c)                    Current vulnerability due to certain other concentrations

The Company participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technology; strategic relationships or customer relationships; regulatory considerations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

3.                        Concentration of Risks (Continued)

(d)                  Currency convertibility risk

The Company transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ‘‘PBOC’’). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(e)                    Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company and its Hong Kong subsidiary are the US$ and the RMB, respectively. Most of the Company’s PRC subsidiaries, the VIEs and subsidiary of the VIE’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents is denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

4. Related Party Transactions

Related parties

Name	Relationship with the Company
Chang Dongliang	Founder and principal shareholder of the parent company
MOLBASE Inc.	Parent company
MOLBASE (HK) Limited	Entity under common control of the parent company
MOLBASE (Shanghai) Biotechnology Co., Ltd.	Entity under common control of the parent company
Shanghai MOYU Biotechnology Co., Ltd.	Entity under common control of the parent company
MOXIN Commercial Factoring (Shenzhen) Co., Ltd.	Entity under common control of the parent company
ShaanXi Molbase Logistic Management Co., Ltd.	Entity under common control of the parent company

The Company had the following significant related party transactions:

	For the years ended December 31,	As of June 30, 2020
	2019	2020
	RMB	RMB	US$

Purchase of goods MOLBASE (Shanghai) Biotechnology Co., Ltd.	30,891	7,555	1,069

Purchase of services ShaanXi Molbase Logistic Management Co., Ltd.	999	1,035	147

Services provided MOLBASE (Shanghai) Biotechnology Co., Ltd.	9,968	4,234	599

The Company had the following related party balances as of December 31, 2019 and June 2020

	As of December 31,	As of June 30, 2020
	2019	2020
	RMB	RMB	US$

Amounts due from related parties:
Current:
ShaanXi Molbase Logistic Management Co., Ltd.	794	345	49
MOXIN Commercial Factoring (Shenzhen) Co., Ltd.	20	20	3
Shanghai MOYU Biotechnology Co., Ltd.	7	6	1
Chang Dongliang	7	1,418	201
MOLBASE (Shanghai) Biotechnology Co., Ltd.	—	22,140	3,133
	828	23,929	3,387

Amounts due to related parties:
Current:
MOLBASE (HK) Limited	77,520	80,580	11,406
MOLBASE (Shanghai) Biotechnology Co., Ltd.	60,533	10,361	1,466
MOLBASE Inc.	5,905	6,257	886
	143,958	97,198	13,758

Non-current:
MOLBASE (HK) Limited	18,528	18,527	2,623
MOLBASE Inc.	10,605	10,606	1,501
MOLBASE (Shanghai) Biotechnology Co., Ltd.	2,487	2,487	352
Chang Dongliang	1,833	1,833	259
	33,453	33,453	4,735

No supplier accounted for 10% or more of the Company’s total costs for the years ended December 31, 2017, 2018 and 2019. Two customers accounted for 10% or more of the Company’s revenues for the six months periods ended June 30, 2019 and 2020, respectively

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

5.              Share Capital

The Company historically operated its business through its subsidiaries, VIEs and the subsidiary of the VIE. The Company, through a series of transactions which are accounted for as a reorganization of entities under common control, became the ultimate parent entity of these subsidiaries, VIEs and the subsidiary of the VIE on December 21, 2018. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

In the first half 2020, the Company issued 35,005,761 ordinary shares and 1,105,548 preferred shares to investors.

The preference shares were converted from the original debt which carried a 10% annual interest rate.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

6.              Share-Based Compensation

On November 27, 2018, the Board of Directors of the Company approved the 2018 Share Plan (the “Plan”) for the purpose of providing incentives and rewards to employees and executives. As of December 31, 2019, the Company had options outstanding to purchase an aggregate of 39,512,055 shares.

As of June 30, 2020, the Company had options outstanding to purchase an aggregate of 32,292,271 shares as 7,219,784 shares were forfeited.

The Company recognized share-based compensation expense for the years ended December 31, 2019 and June 30, 2020 as follows:

	For the years ended December 31,	As of June 30, 2020
	2019	2020
	RMB	RMB	US$
Sales and marketing expenses	6,860	2,854	404
General and administrative expenses	28,773	10,901	1,543
Research and development expenses	3,359	851	120
Total	38,992	14,606	2,067

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,
except for number of shares and per share data)

7.              Subsequent Events

October 13, 2020, the Company has entered into definitive agreement with YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP (the “Purchaser”), pursuant to which Molecular Data will issue and sell convertible debentures in an aggregate principal amount of up to US$5.0 million to the Purchaser through private placement. The private placement of such convertible debentures is subject to customary closing conditions.

The convertible debentures will be issued and purchased in installments according to the following schedule: (i) convertible debenture of US$3.0 million should be issued and purchased upon the signing of the definitive agreement, (ii) convertible debenture of US$1.0 million should be issued and purchased upon the filing of a registration statement with the U.S. Securities and Exchange Commission (“SEC”) relating to the convertible debentures, and (iii) convertible debenture of US$1.0 million should be issued and purchased on or about the date the registration statement is declared effective by the SEC.

The convertible debentures to be issued to the Purchaser bear interest at a rate of 5% per year. The convertible debentures will mature upon one-year anniversary of the issuance date unless redeemed or converted in accordance with their terms prior to such date.

Subjected to and upon compliance with the terms of the convertible debentures, the Purchaser has the right to convert all or any portion of the convertible debentures at its option at any time. Upon conversion, the Company will deliver to the Purchaser American depositary shares of the Company (the “ADSs”). The initial conversion price shall be the lower of (i) US$1.30 per ADS, or (ii) 88% of a reference price benchmarked against trading price of the Company’s ADSs.

On December 2, 2020, the Company appointed Mr. Steven Foo as the new chief financial officer, effective December 1, 2020. Mr. Zhaohong Li has tendered his resignation as chief financial officer, for personal reasons.

8.                  Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. During the early part of 2020, COVID-19 caused temporary closure of many business operations across China, and put significant strain on our platform. Primarily as a result of the COVID-19 pandemic, our revenue decreased by 13.3% from RMB5.1 billion in the six months ended June 30, 2019 to RMB4.4 billion (US$0.6 billion) in the six months ended June 30, 2020. It is, however, still unclear how the pandemic will evolve going forward, and we cannot assure you whether the COVID-19 pandemic will again bring about significant negative impact on our business operations, financial condition and operating results, including but not limited to total revenues, cashflow options and operating results.

While we have resumed business operations, there remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2020 cannot be reasonably estimated at this time.

First Half 2020 Financial Highlights

•	Net revenues in the first half of 2020 were RMB4,438.2 million (US$628.2 million), a 13.3% decrease from RMB5,120.5 million in the same period of 2019.

•	Gross profit in the first half of 2020 was RMB4.6 million (US$0.7 million), an 86.3% decrease from RMB 33.6 million in the same period of 2019.

•	Net loss in the first half of 2020 was RMB104.9 million (US$14.8million), compared with RMB103.7 million in the same period of 2019.

Management Comments

“In the first half of 2020, the entire chemical industry’s capacity and efficiency was hampered due to the Covid-19 pandemic, which significantly impacted our overall business,” said Dr. Dongliang Chang, Founder of the Company and Chairman of the Board of Directors “However, we have progressively adapted our operations to a ‘new normal’ post pandemic and are working closely with all our partners and clients. Going forward, we are working on new growth strategies to leverage and benefit from the government’s recent policies and efforts to develop Industrial Internet and New Infrastructure, which are among the core pillars in the upcoming ‘14th Five-year Plan.’

“Recently Molecular Data was awarded ‘Best Project in China ESG Practice for Social,’ in recognition of its exemplary work in one of the three central factors in ascertaining the sustainability and societal impact of a business investment. Molecular Data has been also included in the 2020 China ESG White Papers. Looking ahead, we will continue to promote an efficient, sustainable and high-quality development of the chemical industry and remain focused on providing value to all stakeholders in the chemical space,” Dr. Chang added.

First Half 2020 Financial Results

Our net revenues are primarily generated from sales of chemicals under direct sales model, provision of chemical trading matching service under marketplace model and provision of online membership and advertising services. Currently, substantially all of our net revenues are derived from sales of chemicals under direct sales model. Under direct sales model, we generally acquire chemicals from suppliers after the customers place an order and sell them directly to customers primarily through our Online Platform. We also generate revenues from chemical trading under marketplace model, online membership service and recently financial solutions, which represented immaterial portion of our net revenues for the years ended December 31, 2017, 2018 and 2019 and six months ended June 30, 2019 and 2020.

Net revenues were RMB4,438.2 million (US$628.2 million), a 13.3% decrease from RMB5,120.5 million in the same period of 2019. The decrease was primarily attributable to the impact of Covid-19 on the Company’s business.

The following table sets forth the components of our net revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(Unaudited)		(Unaudited)
	(in thousands, except for percentages)
Net Revenues:
Chemical trading—direct sales model	4,199,661	99.9	9,045,458	99.9	13,167,719	1,891,424	99.7	5,113,205	99.8	4,434,560	627,671	99.9
Chemical trading—marketplace model	972	0.0	4,387	0.1	26,513	3,808	0.2	4,003	0.1	—	—	—
Online membership and advertising service	1,274	0.1	3,421	0.0	10,650	1,530	0.1	3,295	0.1	3,636	515	0.1
Financial service	—	—	—	—	917	132	0.0	—	—	—	—	—
Others	—	—	—	—	1,516	218	0.0	—	—	—	—	—
Total revenues	4,201,907	100.0	9,053,266	100.0	13,207,315	1,897,112	100.0	5,120,503	100.0	4,438,196	628,186	100.0

Chemical trading—direct sales model.  We generate a substantial majority of our net revenues from chemical trading under our direct sales model. We generally acquire chemicals from suppliers after the customers place an order and sell them directly to customers primarily through our Online Platform as well as handle the delivery of the chemicals.

Chemical trading—marketplace model.  Our chemical trading under marketplace model provide an integrated supplier-customer matching system, directing demands and supplies in a cost-effective manner. We generate revenue by charging commission fees, the amount of which is at our discretion for the periods presented, upon the completion of our matching services.

Online membership and advertising service.  We generate revenue from the service fees charged to our online members in relation to the membership services, including advertising services and market updates. The service provided to the online members are unique and member-specific with no other alternative use.

Financial service.  We cooperate with banks and non-bank financial institutions to provide financial solutions to certain customers and suppliers who use our Online Platform. We charge a fixed fee for the facilitation service provided among the customers, suppliers and the banks and non-bank financial institutions and the guarantees provided on the loan repayments as stipulated in the purchase agreements for the underlying chemicals transactions.

We expect our business to be affected by COVID-19 and its impact on economic climate and business conditions, although we are unable to provide an accurate account of its effect.

Cost of Revenues

Cost of revenues was RMB4,433.6 million (US$627.5 million), a 12.8% decrease from RMB5,086.9 million in the same period of 2019. This change was primarily due to the decrease in net revenues.

Gross Profit and Gross Margin

Gross profit was RMB4.6 million (US$0.7 million), an 86.3% decrease from RMB33.6 million in the same period of 2019. Gross margin decreased to 0.10%, compared with 0.66% in the same period of 2019, The decrease in gross margin was primarily due to the decrease of high margin business.

Operating Expenses

Total operating expenses were RMB105.9 million (US$15.0 million), a 21.9% decrease from RMB135.6 million in the same period of 2019. The decrease was primarily due to the reduction of personnel expenses and cost control measures by the Company.

•	Sales and marketing expenses were RMB48.0 million (US$6.8 million), an 8.9% decrease from RMB52.6 million in the same period of 2019, which was primarily due to decreased personnel expenses.

•

General and administrative expenses were RMB36.4 million (US$5.1 million), a 42.5% decrease from RMB63.3 million in the same period of 2019, which was primarily due to decreased personnel expenses and cost control measures carried out by the Company.

•	Research and development expenses were RMB21.5 million (US$3.0 million), a 9.4% increase from RMB19.7 million in the same period of 2019.

Operating Loss

Operating loss was RMB101.3 million (US$14.3 million), compared with RMB102.0 million in the same period of 2019.

Net Loss

Net loss was RMB104.9 million (US$14.9 million), compared with RMB103.7 million in the same period of 2019.

Certain Balance Sheet Item

As of June 30, 2020, the Company had cash, cash equivalents and restricted cash of RMB68.4 million (US$9.7 million), compared with RMB57.7 million as of December 31, 2019.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)	(Unaudited)
	(in thousands)
Net cash flows used in operating activities	(186,703)	(134,636)	(95,821)	(13,764)	(2,178)	(84,712)	(11,976)
Net cash flows used in investing activities	(3,982)	(2,242)	(1,820)	(262)	(1,031)	(52)	(7)
Net cash flows generated from financing activities	262,849	37,333	149,399	21,460	35,228	89,085	12,673
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	(561)	(80)	—	6,419	788
Net increase / (decrease)in cash and cash equivalents	72,164	(99,545)	51,197	7,354	32,019	10,740	1,478
Cash, cash equivalents and restricted cash at beginning of the year	33,858	106,022	6,477	930	6,477	57,674	8,205
Cash, cash equivalents and restricted cash at end of the year	106,022	6,477	57,674	8,284	38,496	68,414	9.683

Our cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal or use.

We are at the early stage of our monetization and therefore have incurred significant losses and negative net cash flows used in operating activities in the past.

We had short-term borrowings of RMB29.9 million (US$4.2 million) as of June 30, 2020, which represented Renminbi-denominated borrowings obtained from financial institutions with repayment terms of less than one year.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the rate in effect as of June 30, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

The Company’s interim financial statements (“interim statements”) are prepared and presented in accordance with U.S. GAAP. However, the interim statements have not been audited or reviewed by the Company’s auditor. The interim statements may be adjusted in connection with the audit of the consolidated financial statements for the year ended December 31, 2020. In addition, accounting estimates and assumptions made in preparing the consolidated financial statements as of December 31, 2020 may differ from that used in the interim statements due to the differences in reporting periods and changes in the Company’s financial conditions during those periods. As a result, the Company cannot assure you that its consolidated financial statements as of December 31, 2020 will not contain significant differences, adjustments or discrepancies from the interim statements.

In addition to historical information, this announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the education market; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the Covid-19 to the Company’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this earnings results and in the attachments is as of the date of the earnings results and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:
In China:

Molecular Data Inc.

Eva Ma

Tel: +86-21-6495-6998*8130

E-mail: investor@molbase.com